Contact

www.linkedin.com/in/angelamaymcelwee (LinkedIn)

Top Skills

Product Development
Sales Management
P&L Management

Honors-Awards

2018 Top Women in Grocery, Senior Level Executive
Top 100 Impact Companies - Leading for Change

Angela McElwee

CEO | Board Member & Chairperson | Advisor | Purpose Led
Austin, Texas Metropolitan Area

Summary

With a career focused on scaling wellness-centric CPG businesses, I have built structure, vision, strategy, and teams at many levels – as a retailer, board director, community member, and as the leader of a mission-driven vertically integrated organization & B Corporation. Having led a sweeping cultural transformation where focused strategy and people-first values delivered a performance turnaround, I believe people and organizations have inherent potential, that - once aligned with business & market opportunities - can drive dramatic results. I'm an advocate for using business as a vehicle to promote positive change for people and planet (as part of an expanded stakeholder model), and bring that same ethos to my work as a board member for other social impact and wellness organizations.

Experience

Charlotte's Web
2 years 6 months

Chairperson of the Board
June 2024 - Present (1 year 10 months)

Board Member
October 2023 - Present (2 years 6 months)

The Absorption Company.
Executive Chair
March 2025 - Present (1 year 1 month)

We make supplements that actually work. On average, just 16% of the nutrients in most supplements are actually absorbed and used by the body.

Cerebelly
Board Member
August 2024 - Present (1 year 8 months)

Science-backed baby food developed by a practicing neurosurgeon and Stanford trained neurobiologist

Seven Sundays
Board Member
October 2023 - Present (2 years 6 months)

Obsessively real, planet-forward food

Rosewood Private Investments
Operating Partner
October 2023 - Present (2 years 6 months)

Advisor to the board, and strategic support for a growing health and wellness portfolio

Alaffia
Board Member
May 2023 - Present (2 years 11 months)

Nuts For Cheese
Board Member
July 2022 - Present (3 years 9 months)

Nuts For Cheese is an award winning brand and manufacturer of chef-inspired, artisanal, organic, cultured vegan cheeses, dips, and spreads

Springdale Ventures
6 years 7 months

Venture Partner
January 2022 - Present (4 years 3 months)

Strategic Advisor & LP
September 2019 - Present (6 years 7 months)
Austin, Texas, United States

Cyanotech Corporation
Board Member
November 2021 - August 2024 (2 years 10 months)

World leader in microalgae-based wellness, from sea to shelf. Nasdaq: CYAN

Gaia Herbs
12 years 10 months

Chief Executive Officer
May 2019 - January 2021 (1 year 9 months)
Austin, Texas Area

Lead growth, strategy, digital transformation, and the building of a world-class team and socially conscious enterprise for North America's top herbal supplement brand.

President
August 2016 - January 2021 (4 years 6 months)
Austin, Texas

Board Of Directors
October 2013 - January 2021 (7 years 4 months)
Brevard, NC

Vice President Sales Operations
September 2013 - August 2016 (3 years)

Led an integrated demand operations focused team, including marketing, customer service, fulfillment, education, health professional, consumer direct and ecommerce, international, and retail sales divisions.

Vice President of Sales
April 2008 - August 2013 (5 years 5 months)

Nature's Way
5 years 4 months

National Sales Director
March 2007 - April 2008 (1 year 2 months)

Director of National Accounts
January 2003 - March 2007 (4 years 3 months)

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Education